SECURITIES AND EXCHANGE COMMISSION
             Washington, D.C. 20549


               SCHEDULE 13G
                      (Amendment No. 12)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
       UNDER THE SECURITIES EXCHANGE ACT OF 1934

          Chris-Craft Industries, Inc.
                (Name of Issuer)


   $1.40 Cumulative Convertible Preferred Stock, par value
  $1.00 per share; Class B Common Stock, par value $.50 per
      share; and Common Stock, par value $.50 per share
            (Title of Class of Securities)

      170520-30-8; 170520-50-6;  and  170520-10-0
                 (CUSIP Number)

              _______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

            (Continued on following pages)

CUSIP No. 170520-30-8,       13G       Page 2 of 6 Pages
       170520-50-6, and
       170520-10-0

1)  Name of Reporting Person:  Evan C Thompson
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /  /

(b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

Number of      5)   Sole Voting Power:  605,595 shares of
Shares              Class B Common Stock, and 1,293,272
Benefically         of Common Stock
Owned          6)   Shared Voting Power:  None
by Each        7)   Sole Dispositive Power:  130 shares
Reporting           of $1.40 Convertible Preferred Stock,
Person              734,601 shares of Class B Common Stock,
                    and 1,497,913 shares of Common Stock
 8)  Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   130 shares of $1.40 Convertible Preferred
               Stock, 734,601 shares of Class B Common
               Stock, and 1,497,913 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          Less than 1% of $1.40 Convertible Preferred Stock,
          9.0% of Class B Common Stock and 5.9% of Common
          Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-
               Craft")

Item 1(b).     Address of Issuer's Principal Executive
               Offices:

                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 Evan C Thompson

Item 2(b). Address of Principal Business Office or, if none, Residence:
                 United Television, Inc.
                 132 South Rodeo Drive
                 Fourth Floor
                 Beverly Hills, California 90212

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                             I

               Convertible Preferred Stock, $1.40 cumulative dividend, $1.00 par value, each share held on November 10, 1986 and either not subsequently transferred or transferred to a "Permitted Transferee" currently convertible into
               11.28894 shares of Class B Common Stock and
               22.57786 shares of Common Stock and each other share of $1.40 Convertible Preferred Stock currently convertible into 33.86680 shares of Common Stock ("$1.40 Convertible Preferred Stock")

                             II

            Class B Common Stock, $.50 par value, each share convertible into one share of Common
            Stock ("Class B Common Stock")

                             III

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

               I ($1.40 Convertible Preferred Stock) --
                    170520-30-8

               II (Class B Common Stock) -- 170520-50-6

               III (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

                        I              II         III

                        $1.40 Con-
                        vertible       Class B
                        Preferred      Common     Common
                        Stock         Stock      Stock
(a)  Amount Beneficially
     Owned (1):               130            734,601    1,497,913(2)

(b)  Percent of Class
     (outstanding at
     December 31, 1998)
     (3):                     *              9.0%       5.9%

(c)  Number of shares as
     to which such person
     has:

     (i)  sole power to
          vote or to direct
          the vote            --             605,595    1,293,272

    (ii)  shared power to
          vote or to direct
          the vote            --             --         --

   (iii)  sole power to dis-
          pose or to direct
          the disposition of  130            734,601    1,497,913

    (iv)  shared power to
          dispose or to di-
          rect the disposi-
          tion of             --             --         --

_________________________
*    Less than 1%.

(1) $1.40 Convertible Preferred Stock amount includes 130 shares vested at December 31, 1998 in the Chris-Craft Employees' Stock Purchase Plan. Class B Common Stock amount includes 126,071 shares so vested, and 2,935 shares issuable upon conversion of $1.40 Convertible Preferred Stock so vested. Common Stock amount includes 74,168 shares of Common Stock so vested, 126,071 issuable upon conversion of Class B Common Stock so vested, and 4,402 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock so vested and (ii) Class B Common Stock issuable upon conversion of such $1.40 Convertible Preferred Stock.

(2) Includes 225,098 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1998 and 736,068 shares issuable upon conversion of (i) $1.40 Convertible Preferred Stock and (ii) Class B Common Stock, including Class B Common Stock issuable upon conversion of $1.40 Convertible Preferred Stock. Also includes 14,210 shares held in the Evan C Thompson Foundation.

(3) Class B Common Stock percentage computed on basis of number of shares of Class B Common Stock outstanding at December 31, 1998 plus those issuable upon conversion of $1.40 Convertible Preferred Stock shown in Column I. Common Stock percentage computed on basis of number of shares of Common Stock outstanding at December 31, 1998 plus those issuable upon (i) conversion of $1.40 Convertible Preferred Stock shown in Column I, (ii) conversion of Class B Common Stock shown in Column II, and (iii) exercise of stock option referred to in Note (2).

Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          Inapplicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                                Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 1999



/s/ Evan C Thompson
------------------------
     Signature



Evan C Thompson
     Name/Title